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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ___1_____)*

                           Dow Jones & Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class B Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   260561204
--------------------------------------------------------------------------------
Frederic J. Marx,               (CUSIP Number)
c/o Hemenway & Barnes
60 State Street              Tel. (617) 227-7940
Boston,  02109
------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                  May 1, 1999
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                               PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael B. Elefante, Esquire
         S. S. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3 Not applicable; ownership acquired by appointment as trustee of trusts holding shares reported below.


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4       N/A


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6       United States of America


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7       59,500 shares of Class B Common Stock
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       3,112,166 shares of Class B Common Stock

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9       See Item 7 above
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10       See Item 8 above

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    See Items 7 and 8 above.


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.94%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    00 - sole trustee for shares reported in Items 7 and 9
      00 - co-trustee for shares reported in Items 8 and 10

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                  ------------


Item 1.   Security and Issuer.
-------   -------------------

          Class B Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2.   Identity and Background.
-------   -----------------------

          a.   Michael B. Elefante, Esq.
          b.   c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109
          c. Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, Massachusetts 02109-1899
          d.   No such conviction
          e.   Not a party to any such proceeding
          f.   United States

Item 3.   Source of and Amount of Funds or Other consideration.
------    ----------------------------------------------------

          Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4.   Purpose of Transaction.
-------   ----------------------

          The undersigned was appointed as an additional trustee or to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

          a. See items 11 and 13 of the cover page.

          b. (1) The undersigned shares the voting and dispositive power as a co-trustee over 3,112,166 shares of the issuer's stock with the following persons:

                  (A)  With Roy A. Hammer and Jane C. MacElree
                       over 1,490,400 shares of stock;

                  (B)  With Wendy S. Blau over 1,155 shares of stock;
                  (C)  With Richard Leggat over 85,500 shares of stock;
                  (D) With James W. Griffiths and Elizabeth Steele over 12,000 shares of stock;
                  (E) With Catherine G. Harrison and Martha S. Robes over 11,160 shares of stock;
                  (F)  With Martha S. Robes over 2,101 shares of stock;
                  (G) With Martha S. Robes and Dana R. Robes over 6,704 shares of stock;
                  (H)  With Catherine G. Harrison over 410
                       shares of stock;
                  (I)  With Jean B. Stevenson over 6,580 shares of stock;
                  (J)  With Bayne Stevenson over 8,000 shares of stock;
                  (K)  With Jeffrey B. Stevenson over 1,441 shares of stock;
                  (L) With Jane B. Meyer and Wendy S. Blau over 765 shares of stock;
                  (M) With Roy A. Hammer and State Street Bank and Trust Company over 45,700 shares of stock; and
                  (N) With Jane C. MacElree and State Street Bank and Trust Company over 1,440,250 shares of stock.

                  (2)  (A)  (i)   Roy A. Hammer, Esq.
                            (iii) Hemenway & Barnes, 60 State
                                  Street, Boston, MA  02109-1899;
                            (iii) attorney and professional fiduciary;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (B)  (i)   Jane C. MacElree;
                            (ii)  c/o Hemenway & Barnes, 60 State Street,
                                  Boston, MA 02109;
                            (iii) none;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.


                       (C)  (i)   Wendy S. Blau;

                            (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109
                            (iii) none;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.


                       (D)  (i)   Richard Leggat;
                            (ii)  c/o Bingham Dana LLP, 150 Federal Street,
                                  Boston, MA 02110;
                            (iii) attorney and professional fiduciary;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (E)  (i)   James W. Griffiths
                            (ii)  c/o Hemenway & Barnes, 60 State Street,
                                  Boston, MA 02109;
                            (iii) retired;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (F)  (i)   Elizabeth Steele;
                            (ii)  c/o Hemenway & Barnes, 60 State
                                  Street, Boston, MA 02109;
                            (iii) real estate developer;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (G)  (i)   Catherine G. Harrison;
                            (ii)  c/o Hemenway & Barnes, 60 State Street,
                                  Boston, MA 02109;
                            (iii) elementary school teacher;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.


                       (H)  (i)   Martha S. Robes;
                            (ii)  c/o Hemenway & Barnes, 60 State Street,
                                  Boston, MA 02109

                            (iii) former director (now retired), Dow Jones &
                                  Company, Inc., World Financial Center,
                                  200 Liberty Street, New York, NY 10007;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (I)  (i)   Dana R. Robes;
                            (ii)  c/o Dana Robes Wood Craftsmen, Inc.,
                                  P. O. Box 707, Enfield, NH 03748;
                            (iii) owner, Dana Robes Wood Craftsmen, Inc.,
                                  P. O. Box 707, Enfield, NH 03748;
                                  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (J)  (i)   Jean B. Stevenson;
                            (ii)  c/o Hemenway & Barnes, 60 State Street,
                                  Boston, MA 02109;
                            (iii) decorator;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (K)  (i)   Bayne Stevenson;
                            (ii)  c/o Batson Company, P. O. Box 929,
                                  37 South Main Street, Hanover, NH 03755;
                            (iii) real estate developer, Batson Company,
                                  P. O. Box 929, 37 South Main Street,
                                  Hanover, NH 03755;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (L)  (i)   Jeffrey B. Stevenson;
                            (ii)  c/o Hemenway & Barnes, 60 State Street,
                                  Boston, MA 02109;
                            (iii) contractor;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (M)  (i)   Jane B. Meyer;
                            (ii)  c/o Hemenway & Barnes, 60 State Street,
                                  Boston, MA 02109;
                            (iii) none;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  United States.

                       (N)  (i)   State Street Bank and Trust Company;
                            (ii)  225 Franklin Street, Boston, MA 02109;
                            (iii) Principal business is banking and
                                  trust management;
                            (iv)  no such conviction;
                            (v)   not a party to any such proceeding; and
                            (vi)  Organized under the laws of
                                  the Commonwealth of Massachusetts.

          c.  None.

          d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

          e.  Not applicable.

Item 6.   Contracts, Arrangements, etc.
-------   -----------------------------

          There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7.   Materials to be Filed as Exhibits.
-------   ---------------------------------

          There are no relevant materials to be filed herewith.

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ Michael B. Elefante
                                    -------------------------
                                    Michael B. Elefante
June  , 1999